Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

2/F No. 29 Building, 396 Guilin Road

Shanghai 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release	4
PRESS RELEASE DATED JANUARY 10, 2008

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

By:	/s/ Eric He
Name:	Eric He
Title:	Chief Financial Officer

Date: JANUARY 11, 2008

3

Exhibit 99.1

FOR IMMEDIATE RELEASE

Giant Obtains Exclusive License to

Operate Empire of Sports in Greater China

SHANGHAI, PRC — January 10, 2008 — Giant Interactive Group Inc. (NYSE: GA), one of China’s leading online game developers and operators, announced today that it has secured an exclusive license from Switzerland-based Empire of Sports Ltd., one of the world’s leading developers and publishers of multi-sport games, to operate Empire of Sports, a new sports-based massively multiplayer online role playing game, in the Greater China region, including the People’s Republic of China, Hong Kong, Macao and Taiwan. The license has a term that expires on September 15, 2011.

Empire of Sports Ltd. is a joint venture of Infront Sports & Media and F4, a leading European computer game development company.

Empire of Sports, the first online-game developed by Empire of Sports Ltd., represents a virtual sports world, in which players assume the role of a single character throughout the entire game. The result is a new gaming experience, especially with regards to team sports, which allow players to compete in virtual international events against other players. Among the high quality multiplayer sports games available at the launch of Empire of Sports will be basketball, tennis, skiing, and a series of fitness and training games. Adding to the reality and authenticity of the games, real referees were consulted throughout the design and development process in order to simulate and incorporate real-world game rules.

Wei Liu, President of Giant, commented, “We are very excited to announce this new licensing agreement. The sports game genre remains a largely untapped market in the Greater China region, and we believe Empire of Sports represents an ideal entry point and growth opportunity for Giant. With the 2008 Beijing Olympic Games nearing, we believe interest in sports- related games is poised to increase. Given the high quality, professional design and input from respected sports authorities on the development of Empire of Sports, coupled with our leading nationwide sales and marketing network, we believe Giant will be well positioned to capture share in the growing sports game market.”

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is one of China’s leading online game developers and operators in terms of revenues, focusing on massively multiplayer online role playing games. Giant’s game, ZT Online, was voted the most popular online game in China in 2006 according to International Data Corporation. Giant has three additional online games that it intends to commercially launch, including ZT Online PTP, Giant Online and King of Kings III. Giant has built a nationwide distribution network to sell prepaid game cards and game points required to play its games, which as of September 30, 2007, consisted of over 200 distributors, and reached over 116,500 retail outlets, including internet cafes, software stores, supermarkets, bookstores, newspaper stands and convenience stores located throughout China. For more information, please visit Giant Interactive Group on the web at www.giantig.com.

About Empire of Sports Ltd.

Empire of Sports Ltd. is the joint venture founded by Infront Sports & Media (www.infrontsports.com) and F4 to produce and operate the Empire of Sports online gaming platform. Empire of Sports Ltd. is based in Zug, Switzerland. Infront Sports & Media is contributing its deep understanding of sports and its long-term relationships with top sports federations, clubs and athletes to the endeavour, while F4 is developing the platform leveraging the expertise of its team in online gaming and the creation of persistent virtual worlds.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 relating to, among other things, the expected size of the online game market for the sports game genre and our ability to capture related market share. This genre may not be as large as anticipated and we may not secure meaningful market share. In addition our industry is highly competitive and we face a number of risks including those outlined under “Risk Factors” beginning on page 12 of our prospectus filed with the Securities and Exchange Commission on November 1, 2007. We undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Investor Contact: Eric He, CFO Giant Interactive Group Inc. +86 21 6451 5001	Investor Relations (US): Mahmoud Siddig Taylor Rafferty 212-889-4350

Investor Relations (HK): Ruby Yim Taylor Rafferty +852 3196 3712	Media Contact: John Dooley Taylor Rafferty 212-889-4350